JER INVESTORS TRUST INC.

1650 Tysons Boulevard, Suite 1600

McLean, Virginia 22102

May 15, 2008

VIA EDGAR AND COURIER

Mr. Michael McTiernan

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9209

Re:	JER Investors Trust Inc. Registration Statement No. 333-150610
on Form S-3 (the “Registration Statement”)

Dear Mr. McTiernan:

On behalf of JER Investors Trust Inc., a Maryland corporation (the “Company”), enclosed please find a copy of Amendment No. 1 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the relevant portions of the Registration Statement as originally filed with the Commission on May 2, 2008.

The sole purpose of this Amendment No. 1 to the Registration Statement is to file Exhibit 4.10 (JER Investors Trust Inc. Indenture dated as of May 15, 2008), which contains an executed version of the form of indenture previously filed with the Registration Statement on May 2, 2008, in response to the comment (the “Comment”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 14, 2008.

Set forth below is the Company’s response to the Comment. For the convenience of the Staff, the Company has restated the Comment in full in this letter.

General

1.	We note that you have filed the form of Indenture as exhibit 4.10 to this registration statement. Please file the actual indenture, which may be open ended, prior to the effectiveness of this registration statement. Please refer to Section 201.04 in the Compliance and Disclosure Interpretations of the Trust Indenture Act of 1939, which is available on the Division of Corporation Finance page of the SEC’s website: http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Securities and Exchange Commission

May 15, 2008

The Company has filed an executed version of the JER Investors Trust Inc. Indenture dated as of May 15, 2008 as Exhibit 4.10 to Amendment No. 1 to the Registration Statement.

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Securities and Exchange Commission

May 15, 2008

Please telephone the undersigned at (212) 381-7645 if you have any questions or need any additional information.

Very truly yours,

JER Investors Trust Inc.

By:     /s/ Jeffrey L. Cirillo

Name: Jeffrey L. Cirillo

Title:   Assistant Secretary

cc:	David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP